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                                                      -------------------------
                                                           OMR APPROVAL
                                                      -------------------------
                                                           OMB No. 3235-0145
                                                      Expires September 30, 1988
                                                      --------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                               REALTY REFUND TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
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                         (Title of Class of Securities)

                                  756125  10  0
                      -------------------------------------
                                 (CUSIP Number)

James H. Berick, Esq.
1350 Eaton Center
1111 Superior Avenue
Cleveland, Ohio 44114                       (216)     861-4900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 20, 1997
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page l of 4 Pages

----------------------------                              ----------------------
CUSIP No. 756125    10  0                13D              Page   2 of  4 Pages
----------------------------                              ----------------------


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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

        Alan M. Krause
        S.S. No. ###-##-####
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                    (b) [ ]

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3       SEC USE ONLY


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  4     SOURCE OF FUNDS*

         PF

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 13 REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

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                   7      SOLE VOTING POWER

   NUMBER OF               183,001
                   -------------------------------------------------------------
    SHARES

  BENEFICIALLY     8      SHARED VOTING POWER

   OWNED BY                N/A
                   -------------------------------------------------------------
     EACH

  REPORTING        9      SOLE DISPOSITIVE POWER

   PERSON                  183,001
                   -------------------------------------------------------------
    WITH

                  10      SHARED DISPOSITIVE POWER

                           N/A

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          183,001

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]

--------------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.93

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  14    TYPE OF REPORTING PERSON*

          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 756125  10  0          SCHEDULE 13D              Page 3 of 4 Pages
                               (Amendment No. 2)


Item 1.  Security and Issuer
         -------------------

         This Amended Schedule 13D relates to Shares of Beneficial Interest (the "Shares") of Realty ReFund Trust, an unincorporated association in the form of a business trust organized in Ohio under a Declaration of Trust dated April 28, 1971, as amended (the "Issuer"). The address of the principal executive office of the Issuer is 1385 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

         Shareholder acquired 158,001 Shares of Beneficial Interest of the Issuer for an aggregate price equal to $613,500 ($3.883 per Share). The source of the funds used to pay for these Shares was personal funds of Shareholder.

Item 4.   Purpose of Transaction
          ----------------------

         On January 20, 1997, the Shareholder purchased 158,001 shares, constituting 15.48% of the Issuer's outstanding Shares, in a private sale at a price equal to $3.883 per Share. The purpose of said purchase was to increase the Shareholder's investment in the Issuer and for investment purposes. Shareholder reserves the right to change his plans and intentions at any time, as he deems appropriate. Prior to the purchase reported herein, Shareholder beneficially owned 25,000, or approximately 2.45%, of the outstanding Shares of the Issuer. After giving effect to the purchase reported herein, Shareholder beneficially owns 183,001, or approximately 17.93%, of the outstanding Shares of the Issuer.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

         (a) The Shareholder beneficially owns 183,001 Shares, constituting 17.93% of the outstanding Shares.

         (b) The Shareholder has the sole power to vote and dispose of all of the Shares reported in Item 5(a) as beneficially owned by him.

         (c) The only transactions in Shares effected by the Shareholder since the most recent filing on Schedule 13D is the purchase of the 158,001 Shares reported herein.

         (d) Not applicable.

         (e) Not applicable.

CUSIP No. 756125  10  0     SCHEDULE 13D    Page 4 of 4 Pages


Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Shareholder and any other person with respect to any securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits
                  ---------------------------------

         None.

Item 8.           Signatures
                  ----------

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 1997


/s/ Alan M. Krause
----------------------------
Signature

Alan M. Krause